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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                             DDL Electronics, Inc.
                             ---------------------
                               (Name of Issuer)

                                 Common Stock
                             ---------------------
                        (Title of Class of Securities)

                                  233167 10 5
                                  -----------
                                (CUSIP Number)

 William E. Cook, 14775 Peachtree Drive, Tigard, Oregon 97224, (503) 590-3588
 ----------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                 July 31, 1995
                        -------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ____.

Check the following box if a fee is being paid with the statement: ____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies should be sent.

*The remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 Schedule 13D

CUSIP No. 233167 10 5                                        Page 2 of 3 Pages

1.  Name of reporting person
    S.S. or I.R.S. identification no. of above person

    William E. Cook

2.  Check the appropriate box if a member of a group*    (a)   ____
                                                         (b)   ____

3.  SEC use only

    ___________________________________________________________________________

4.  Source of funds*

    PF

5.  Check box if disclosure of legal proceedings is required pursuant to Items
    2(d) or 2(e)     _____

6.  Citizenship or place of organization

    U.S. Citizen

7. Number of shares beneficially owned by each reporting person with sole voting power

    880,262

8. Number of shares beneficially owned by each reporting person with shared voting power

    Not applicable

9. Number of shares beneficially owned by each reporting person with sole dispositive power

    880,262

10. Number of shares beneficially owned by each reporting person with shared dispositive power

    Not applicable

11. Aggregate amount beneficially owned by each reporting person

    880,262

12. Check box if the aggregate amount in Row (11) excludes certain shares* ____

    Not applicable

13. Percent of class presented by amount in Row (11)

    5.53%

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CUSIP No. 233167 10 5                                        Page 3 of 3 Pages

14. Type of reporting person*

    IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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Item 1.  Security and Issuer

    This schedule relates to shares of common stock, $.01 par value, of DDL Electronics, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 7320 S.W. Hunziker Road, Suite 300, Tigard, Oregon 97223.

Item 2.  Identity and Background

    (a)  The name of the person filing this schedule is William E. Cook.

    (b)  Mr. Cook's address is 14775 Peachtree Drive, Tigard, Oregon 97224.

    (c) Mr. Cook's present principal occupation is to acquire, own, hold, and dispose of investments for his own account.

    (d) During the past five years, Mr. Cook has not been convicted in any criminal proceeding.

    (e) During the past five years, Mr. Cook has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)  Mr. Cook is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

    Mr. Cook has financed, and will continue to finance, the exercise of the options described in Item 6 with personal funds.

Item 4.  Purpose of Transaction

    The purpose of this transaction is to exercise the options described in
Item 6 until Mr. Cook has exercised all such options before they terminate under the 1991 Option Agreement (described below), as superseded by the 1993 Option Agreement (described below), the agreements under which the Company granted such options to Mr. Cook, and then to dispose of all or substantially all of the shares acquired thereby primarily through open market sales. Except as set forth above, Mr. Cook does not have any plans or proposals which relate to or would result in any of the matters described in subparagraphs (a) through
(j) of this Item 4.

Item 5.  Interest in Securities of the Issuer

    (a) Mr. Cook is the beneficial owner in the aggregate of 880,262 shares of the common stock, $.01 par value, of the Company of which he is the owner and holder of record of 190,800 shares and of which he has the option to purchase 689,462 shares, representing in the aggregate 5.53% of such class.

    (b) Mr. Cook has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 190,800 shares of common stock, $.01 par value, of the Company and, upon exercise of all of the options to purchase 880,262 shares of such common stock, he will also have the sole power to vote or direct the vote and sole power to dispose or direct the disposition of such shares of common stock acquired thereby. Mr. Cook is not the beneficial owner of any shares of stock in which he shares the power to

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vote or to direct the vote or shares the power to dispose or direct the disposition.


    (c) Mr. Cook effected the following transactions in the shares of common stock, $.01 par value, of the Company during the past 60 days:

         (1) On August 1, 1995, he exercised options to purchase 50,000 shares of such common stock at $.50 per share, and

         (2) On July 26, 1995, he sold 12,500 shares of such common stock at $1.625 per share, on July 27, 1995, 2,000 shares at $1.625 per share, on July 31, 1995, 30,000 shares at $1.875 per share, on August 1, 1995, 1,000 shares at $2.00 per share, on August 2, 1995, 7,700 shares at $2.00 per share, on August 4, 1995, 1,500 shares at $1.875 per share, on August 8, 1995, 15,500 shares at $2.00 per share, on August 18, 1995, 15,000 shares at $1.875 per share, and on September 14, 1995, 10,000 shares at $2.00 per share (all of which sales were open market sales).

    (d)  Not applicable.

    (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

    On December 3, 1991, Mr. Cook and the Company entered into a General Nonstatutory Stock Option Agreement (the "1991 Option Agreement"), by the terms of which the Company granted to him options to purchase 596,992 shares of its common stock at $.50 per share. Certain antidilution provisions of the 1991 Option Agreement required that the Company grant additional options to Mr. Cook upon the occurrence of specific events. The Company, pursuant to these provisions, granted to Mr. Cook an additional 493,287 options. In 1993, the Company terminated the 1991 Option Agreement and in its place adopted the 1993 Stock Incentive Plan and 1993 Nonemployee Director Stock Option Plan. It also entered into a separate stock option agreement with Mr. Cook which incorporated the antidilution provisions contained in the 1991 Option Agreement (the "1993 Option Agreement"). The Company granted to Mr. Cook an additional 4,183 options under the 1993 Option Agreement. In summary, the Company granted to Mr. Cook 1,094,462 options. Mr. Cook as of the date of this schedule has exercised 405,000 options under the 1991 Option Agreement, as superseded by the 1993 Option Agreement, and has sold 214,200 shares acquired thereby.

Item 7.  Material to Be Filed as Exhibits

    (a) 1993 Stock Incentive Plan and 1993 Non-Employee Directors Stock Option Plan (incorporated by reference to Exhibits 4.7 and 4.8 to the Issuer's Registration Statement on Form S-8, Commission File No. 33-74400).

    (b) DDL Electronics, Inc. Stock Option Agreement 1993 Stock Incentive Plan between DDL Electronics, Inc. and Mr. Cook dated January 10, 1994.

    (c)  Schedule 13D filed by Mr. Cook on January 21, 1994.

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Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


      September 30, 1995                          /s/ William E. Cook
-----------------------------             -------------------------------------
            Date                                       Signature


                                                    William E. Cook
                                          -------------------------------------
                                                       Name/Title

    The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

    Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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                                 EXHIBIT INDEX


EXHIBIT       DESCRIPTION                                          PAGE
-------       -----------                                          ----


99.1          DDL Electronics, Inc. Stock Option Agreement
              1993 Stock Incentive Plan between DDL Electronics,
              Inc. and William E. Cook dated January 10, 1994

99.2          Schedule 13D filed by William E. Cook on January
              21, 1994

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